May 20, 2019

Samuel Eisenberg
Chief Executive Officer
Oxford Northeast Ltd.
400 Rella Drive # 165
Suffern, NY 10901

       Re: Oxford Northeast Ltd.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 6, 2019
           File No. 333-229710

Dear Mr. Eisenberg:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2019 letter.

Amendment No. 1 to Form S-1

"Our Largest Shareholders own 78% Of Our Voting Stock...", page 7

1. Please revise to disclose that the largest shareholders will continue to be able to control the company after completion of the offering.
Risk Factors, page 7

2. We note your response to prior comment 10. Please discuss potential material risks the company faces by relying solely on representations from landlords and customer feedback in determining whether listings comply with the appropriate local and state laws and regulations.
 Samuel Eisenberg
Oxford Northeast Ltd.
May 20, 2019
Page 2
Intellectual Property Rights, page 16

3. We note your response to prior comment 8 and your disclosure that you recently purchased Zero Vacancy from Devoe Creative Corp., an affiliated party. Outline the material terms of the purchase agreement, including whether the intellectual property rights have already been assigned or if the assignment is contingent on additional testing.
         Please file the agreement as an exhibit.
General

4. Please file a currently dated letter of consent from your independent registered public accounting firm in your next amendment. See the Division of Corporation Finance
         Financial Reporting Manual Topic 4810.3.
5. We note your response to prior comment 13 and continue to believe that you are a shell company as defined in Securities Act Rule 405 based on the scope of your business operations and assets. Please revise to state that you are a shell company and provide appropriate risk factor disclosure. Alternatively, provide a detailed analysis to support your claim that you are not a shell company.
6. Your legality opinion refers to the substantive laws of the State of Delaware; however, the issuer is incorporated in New York. Please revise your opinion.
        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson,
Senior Staff Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                               Sincerely,
FirstName LastNameSamuel Eisenberg
                                                               Division of
Corporation Finance
Comapany NameOxford Northeast Ltd.
                                                               Office of
Information Technologies
May 20, 2019 Page 2                                            and Services
FirstName LastName